SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549



                              FORM 10SB



             General Form for Registration of Securities
                      of Small Business Issuers
                        Under Section 12(b)or
             12(g) of the Securities Exchange Act of 1934





                    China Net & Technologies, Inc.
            (Name of Small Business Issuer in its charter)



                     COLORADO                          33-0702035
         (State or other jurisdiction of          (I.R.S. Employer
         incorporation or organization)          Identification No.)



        2201 N. Lamar Boulevard, Suite 205
                  Austin, Texas                           78705
    (Address of principal executive offices)           (Zip Code)



Registrant's Telephone number, including area code:  (888) 443-2656


Securities to be registered pursuant to Section 12(b) of the China Net:

     None

Securities to be registered pursuant to Section 12(g) of the China Net:

     Common Stock, no par value



Forward-Looking Statements and Associated Risk.   This Registration Statement
contains forward-looking statements. These forward-looking statements are based largely on China Net's expectations and are subject to a number of risks and uncertainties, certain of which are beyond China Net's control. Actual results could differ materially from these forward-looking statements as a result of the factors, including among others, regulatory or economic influences.


ITEM 1.   DESCRIPTION OF BUSINESS

     China Net & Technology, Inc. ("China Net") was incorporated in the State of Colorado on June 20, 1996 as NatureNu Corporation. On November 4, 1996 the name was changed to Corporate Finance Company ("CFC"). CFC was formed as a wholly owned subsidiary of TextBase Imaging Corp. ("TBI") founded in 1990. TBI was engaged in the software development business. On November 6, 1996, the TBI, board of directors for TBI approved and authorized a reorganization and distribution of approximately all CFC's shares of common stock owned by TBI to the stockholders of TBI. CFC became a specialty finance company financing emerging growth companies. In April 2000 CFC narrowed its focus to organizing, engaging in and funding joint ventures with Chinese companies that develop e-commerce web-sites or manufacture and distribute Internet related products. On May 10, 2000 CFC's name was changed to its current name to reflect its focus on emerging companies in China.

     China Net's ultimate goal is to participate in Internet related businesses that provide e-commerce services and distribute Internet related products in China through subsidiaries, joint ventures or partnerships. The e-commerce business will include the development of proprietary e-commerce web-sites and the integration of hardware and software for the development of e-commerce websites for third parties. The Internet products to be manufacture and distributed include Internet appliances as "thin Internet servers." A "thin Internet server" is a server or computer that can process only a few requests from customers at a time, as opposed to regular servers that many have to accommodate thousands of simultaneous requests.

     China Net recently acquired an 80% ownership interest in Shanghai Yazheng Information Technology Company, Ltd., a Chinese Limited Liability Company, and a license to manufacture and distribute a "web-modem" in China from Tensleep.com, Inc., a Colorado corporation and affiliated company. The "web-modem" is a thin Internet server that gathers data from an appliance or device and the transmission of the data via the Internet. China Net is currently seeking a Chinese manufacturing company of electronic products in which to enter a joint venture for the manufacture and distribution of the web-modem.

     The principal executive offices, of China Net, are located at 2201 N. Lamar Blvd, Suite 205, Austin, Texas, 78705, telephone (888) 443-2656.

Overview

     China Net is a high technology and Internet related company specializing in financing and entering strategic relationships, as joint ventures, with emerging growth companies in China (the "Participant"). The Participants are to be companies engaged in the development of e-commerce web-sits and the manufacture and distribution of Internet related products in China. China Net provides Participant's licensed technology, engineering services, intellectual property, and other services. In addition, China Net provides Participants funding through loans or equity participation (the "Funding"). China Net also offers Participants active management, operating guidance, acquisition and disposition assistance, management recruitment, and innovative financing. The purpose of these services is to develop the future growth of the Participant, to expand e-commerce business and to use and expand the distribution of technological products licensed by China Net. China Net believes Participants will be companies looking to establish or expand their e-commerce business or to extend their production to include new Internet related products but are in need of capital and technical know how to carry out their business plans.

     China Net identifies and acquires licenses to existing and developing technologies integrated with or relating to Internet related products. The licenses usually include the right to manufacture the product or products and to distribute them in China. China Net believes the licenses will be given by small domestic companies without the resources to locate and negotiate with Chinese company's for the manufacture of their products. China Net, with the licenses and the joint venture with a Chinese company to manufacture the product, can offer the product developer a reasonable cost for the fabrication of its product.

     China Net identifies and acquires interests in developing entrepreneurial - driven Participants with business-to-business and/or business-to-consumer web-sites or manufacturing facilities to produce electronic products and are interested in expanding the type of product they manufacture and want to distribute them in China. China Net plans to enter strategic relationships through the formation of a subsidiary, which may acquire all or part of the Participant's business or be acquired in part by a Participant. China Net through the subsidiary will provide funding and other assistance to develop a program for the future growth of the Participant. China Net or an affiliate may participate in the development of the program. China Net or an affiliate may give the Participant corporate financial services management; operational, acquisition and disposition assistance, and licenses to manufacture and distribute Internet related products. China Net has established certain criteria for selecting Participants. China Net has set up appropriate policies and procedures and its management will administer and maintain them. China Net attempts to diversify the Participants by size, industry, product type, and
location.   China Net seeks referrals from consultants who have been trading with or otherwise dealing with Chinese companies. China Net seeks Participants with potential, aggressive management and a business foundation.

     The Participants must meet the requirements and standards approved by China Net's Board of Directors. At its first meeting with China Net, the Participant will provide general information about the Participant, including its financial statements, product information and business plan. After studying this information, China Net will work up a proposal and submit it to the Participant and then negotiate a final agreement.

OBJECTIVE AND STRATEGY

     China Net's objective is to realize value for its shareholders through the appreciation of its common stock through participation in emerging technology and/or Internet companies, in China, with potential growth. China Net plans to increase value by taking joint ventures public (generally through an offering of rights to purchase stock of the joint venture in an initial public offering [a "rights offering"] or similar type of transaction). China Net can also enhance value by the continued operations or the sale of joint ventures. The joint venture generally sells newly issued shares pursuant to a rights offering.
China Net and other shareholders usually sell some of their shares in the same rights offering. In either case, after taking a joint venture public, China Net generally retains a significant ownership interest and board representation, and continues to provide strategic, managerial, and operational support. Not all joint ventures may be taken public. Some may be combined with other operating units, some sold, and others retained as private companies.

Equity Participation

     Overview. China Net is engaged in identifying, acquiring interests in and developing relationships with technology companies in China and other companies that engaged in diverse and various industries. China Net has acquired an 80% ownership interest in a Chinese Limited Liability Company developing two e-commerce web-sites and plans, at a future date, to form a subsidiary corporation, E-China-Net.com, Inc. and transfer the partnership interest to this subsidiary. China Net is also having discussions with several Chinese companies regarding a joint venture to manufacture and distribute Internet products in China. These Companies are more fully described hereafter.

     Strategy. China Net seeks to identify Internet and technology companies in China that can become emerging growth companies and take advantage of the potential market in China. China Net will enter joint ventures, with the Chinese companies, as a United States corporation or partnership or limited partnership. China Net and the Chinese company will own equity as agreed.
China Net will contribute licenses to use technology in e-commerce in China or to manufacture Internet products and distribute those products in China. China Net will also provide all the engineering required to support e-commerce web-sites or to manufacture the Internet products, the technical know how transact e-commerce web-sites or to manufacture the products, and the financing required to build the e-commerce business or manufacturing business. The Participant is to provide the e-commerce site or manufacturing facility, including equipment and operating personnel, distribution and marketing channels in China and, for manufacturing, reasonable cost for manufacturing the Internet product for sale in the United States. The Participant will benefit from China Net's business development, management support and financing. China Net gains exposure to Participants through direct mail solicitation, word of mouth and reputation. China Net considers its access to potential Participants to be good.

     China Net provides technology, capital and managerial resources to Participants. In addition, China Net encourages Participants to achieve the superior returns on investment generally provided by public offerings of the joint venture, but only if it is appropriate for the development of the business.
Because China Net's relationship with its Participants is intended to be long term, it has the flexibility to maximize the value of the joint venture through a public offering at the appropriate time, through a sale of the joint venture or Participant to a third party, through a combination of the company with another company or through retention of the Participant as an operating unit of China Net. In addition, China Net is committed to the use of management stock ownership and equity incentives as the principal means of aligning the interests of management, its Participants and China Net with the interests of its shareholders.

     China Net evaluates Participants from many perspectives. It looks for companies that can develop into niche markets in e-commerce or manufacturing.
It generally seeks companies that have a core management team in place and are producing and delivering products and/or services, and have excess manufacturing capabilities and the potential of distribution in China.

     Once a joint venture is established with a Participant, China Net's corporate staff or an affiliate provides hands-on assistance to the managers of the Participant in management, financial, marketing, tax, risk management, human resources, legal and technical services.

     China Net's goal is to maximize the value of Participants for China Net's shareholders, often through taking joint ventures public through a rights offering, at the appropriate time, or other similar transactions. A rights offering is an initial public offering of the joint venture, directed to China Net's shareholders. It will involve the grant to China Net's shareholders of a transferable right to buy shares of the joint venture's stock at a price established by the joint venture, China Net, and any underwriter. China Net shareholders can exercise the rights, thereby participating in the rights offerings usually reserved for larger investors, or they may sell the rights at the prevailing market price, if a market is made. Growth in the value of the public joint venture benefits China Net and directly benefits its shareholders who continue to hold the shares purchased in the rights offering. However, not all joint ventures may be taken public. Some Ventures may be combined with other operating units, some sold, and other retained as private companies.

Operational Plan.

     China Net's operational plan is to identify Chinese companies developing e-commerce web-sits with potential for significant revenues in the near term and above normal profits in the future. In addition, China Net is continually evaluating domestic companies developing new Internet appliances that can be used in the development of businesses as service providers in e-commerce. China Net is continually seeking out and negotiating with domestic companies. The negotiations are for (1) the manufacture of that company's product or products in China and importation to the United States for domestic distribution; (2) a license to manufacture and distribute its product or products in China; (3) arranging a joint venture with a Chinese manufacturer; and (4) providing limited financing.

                         RECENT DEVELOPMENTS

E-COMMERCE

E-China-Net.com, Inc.

     China Net, as part of its strategy to participate in the development of e-commerce businesses in China, plans to form a division or a wholly owned subsidiary, E-China-Net.com ("E-China"). E-China's mission is to create or acquire ownership interests in e-commerce web-sites and to manage the most diverse network of Internet companies in China and to introduce the most advanced Internet technology in China.

     E-China plans to be in the forefront of the Chinese Internet revolution and plans to capitalize on the many opportunities of this emerging marketplace. The plan is to do so through management, a highly targeted strategic focus, and a unique business model that demand and drives growth. E-China's strategic business model calls for it to build upon the future value, growth, and technology of tomorrow's leading Chinese Internet companies.

     E-China's objectives are (1) to generate consistent and sustainable growth,
(2) to establish a successful track record, (3) to build a Chinese network, and
(4) to introduce advanced technology to China.

     The management believes that the Keys to E-China's success will be to (1) establish web-sites when practical, (2) capitalize on user traffic, (3) develop an aggressive marketing program, and (4) establish E-China as a technology leader.

     China Net, in April 2000, acquired an 80% ownership interest in Shanghai Yazheng Information Technology Company, Ltd., a Chinese Limited Liability Company (the "Shanghai Company"), and it plans to transfer its ownership interest in the Shanghai Company into E-China.

Shanghai Company

     The Shanghai Company was formed March 16, 2000 in Shanghai in the Peoples Republic of China. The company was formed to create an Internet environment attractive to the vast consumer markets in China. The company's management is developing two reverse auction platforms or web-sites. One site is for the
consumers and the other is for businesses.   The business was formed in Shanghai
to reduce the cost of the talented programmers and marketing personnel required to develop the sites to promote them and to gather the traffic necessary to make the sites successful. The company's strategy is to build an impressive destination that provides a core value upon which to market the company's sites.
The company's management believes there is no competition in that marketplace. The company's sites can be found at http://www.e315net.com and http.//www.e315web.com. The management of this company plans to generate revenues from fees paid by vendors and manufacturers. It plans to attract vendors and manufacturers by building many registered consumers ("Members") by building brand equity and awareness. The key to the business model is giving vendors a platform to bid for the sell of merchandise directly to the Members and Members to deal directly with vendors willing to sell at competitive prices. The Shanghai Company is not required to handle any of the merchandise bought from the vendor.

     The Shanghai Company's business plan calls for the development of its e-commerce platforms within the major market areas of China, with the first being located in Shanghai. The web-site will be designed so that each user must register, at no cost, to access the site from the initial address of the site.

     The Shanghai Company's web-sites must be fun, easy to use and informative. To gain recognition, the sites must be worthy of attention. The design work should promote the feeling of superior quality and make the Members fee good about using this easy to use reverse auction platform.

     The e-commerce market in China is growing exponentially with the number of users doubling every six months. All trends in the China market indicate that strong web presence will be an absolute necessity and not a frivolous extra.

     The Company believes there is only one auction web-site in China now. That site is using a regular auction as their platform. The Shanghai Company believes that Chinese consumers do not desire to bid items up, as in a regular auction. In addition, the company believes the marketplace is too large for the individual to cover completely and a best price market better services the consumers. The company's concept is to bring the vendor to the consumer and have vendors compete for the consumers business.

MANUFACTURE AND DISTRIBUTION OF INTERNET PRODUCTS

     In March of 2000 China Net acquired a license agreement from Tensleep.com, inc., for the right to manufacture and distribute the "web-modem" currently under design by Tensleep. Besides the license agreement, Tensleep increased the amount of its investment in China Net through an exchange of shares between the two companies. The reason for the license agreement and the exchange of shares was to make China Net its partner to facilitate the acquisition of business interests engaged in e-commerce and the manufacture and distribution of Internet products in China.

     China Net is currently negotiating with several Chinese companies to both enter joint ventures for the manufacture of Internet Products licensed by China Net or to manufacture the products in China.

Tensleep.com, Inc.

     Tensleep.com, Inc. ("Tensleep"), founded in 1997, an affiliate of the Company is an Integrated Internet Development Stage Company. Tensleep's Internet Technology Division, Tensleep Technologies, Inc., is focusing on both designing, developing, marketing and selling products used in the Internet infrastructure and providing Internet services and solutions. The E-Commerce Division, Tensleep Finance.com, Inc., is focused to developing and managing E-Commerce services, including Financial Services.

     Tensleep Technologies is marketing a family of facsimile products, developing the prototypes for several Internet-based products and has completed the concept design for another Internet-based product. The facsimile products are fabricated by Samsung Electronics Co., Ltd. The first Internet-based product being prototyped is a special purpose modular computer or server (the "CyberServer" or "web-modem"). Other products being prototyped include an "icradle," a "home controller," and a "motor controller." The next product under consideration is a communications device. Tensleep's products are being developed through a strategic relationship with third parties.

     Tensleep's technology includes a combination of hardware and digital signal processing software integrated into an integrated circuit. Digital signal processing technology coverts analog signals to data in a digital format, the data is then mathematically processed for use in that format or converted back into analog signals. Digital signal processing has many uses, e.g., modems, motor controls, disk file head positioning systems, sonars, and many others.

     Finance.com's focus is directed to developing service providers, developing a financial portal and providing E-Commerce technical development services to others. Financial and Investment services are planned to be provided to small business's and individuals.

Dependence on One or a Few Major Participants.

     China Net expects to participate with several Participants in order to obtain diversification.

Employees.

     China Net currently employs two full time persons, one part time person and will employ others as required.

     China Net is not subject to any collective bargaining agreement. It is anticipated that China Net's employees will be covered by an employee stock option plan which is being submitted as an exhibit to this Registration Statement.

Seasonal Nature of Business.

     China Net's business activities are not seasonal.

RISK FACTORS

     China Net cautions that the factors described below could cause China Net actual results or outcomes to differ materially from those expressed in any forward-looking statements made by or on behalf of China Net.

Limited Operating History and Uncertainty of Future Operating Results.

     China Net has limited operating history and expects to incur losses due to minimal general and administrative expenses until sales of Participant's
securities or revenues from the Participants are obtained.   China Net believes
that upon commencement of operations, China Net's future operating results over both the short and long term will be subject to annual and quarterly fluctuations due to several factors, some of which are outside the control of China Net. These factors include but are not limited to fluctuating market demand for the joint venture's products, expansion of the market for the products, pricing, competitive products and general economic conditions.

Competition.

     There is significant competition in the electronics manufacturing and e-
commerce industry.   China Net will compete with established companies and other entities, many that possess substantially greater resources than China Net. Almost all of the companies with which China Net will compete are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than China Net now has,
or will have in the foreseeable future.   It is also likely that other
competitors will emerge in the near future.   There is no assurance that China
Net will compete successfully with other competing companies.   Inability to
compete successfully might result in increased costs, reduced yields and additional risks to the investors herein.

No Public Market.

     There is presently no public market for the common shares of China Net and there is no assurance that an active public market will ever develop. Consequently, investors will not be able to liquidate their investment in the event of an emergency or for any other reason.

Financial Condition.

     Although the officers of China Net anticipate that China Net will have adequate funds to pay all of its operating expenses assuming China Net commences its proposed business plan, there can be no assurance that this will in fact occur or that China Net can be operated in a profitable manner. Profitability depends upon many factors, including the ability to develop strategic relationships with profitable Participants.

Lack of Dividends.

     There can be no assurance that the operations of China Net will become profitable. At the present time, China Net intends to use any earnings that may be generated to finance the growth of China Net's business.

Need for Cash.

     As China Net enters into operations, additional cash will be required in the near term to achieve China Net's financial and operating objectives. If China Net is unable to raise sufficient cash to fund its growth, China Net may
be unable to achieve the anticipated financial results.    There can be no
assurance that adequate funds will be available on terms acceptable to China
Net.

Losses from Operations.

     China Net has incurred substantial losses from operations since commencing operations, and although it expects to become profitable for its year ending September 30, 2000. There is no assurance that this will happen.

Trends and Uncertainties.

     The demand for China Net's products and services and its ability to develop strategic relationships will be dependent on, among other things, market acceptance of China Net's concept, its proposed operations and general economic and market conditions.





ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The statements contained herein may be based, in part, on management's estimates, projections, plans and judgments. These are forward looking statements and involve a number of risks and uncertainties. A number of factors, which could cause actual results to differ significantly include: general economic conditions, competitive market influences, technology changes, and other influences beyond the control of management.

Results of Operations.

     The Company's results of operations are for the six month period ended March 31, 2000 compared to the years ending September 30, 1999 and 1998. The results for the six month period, unaudited, are compared to the audited results for the two years.

     The Company's revenues for the six months are $894,435 which are an increase of $757,030 over the revenues for the year ending September 30, 1999 and an increase of $866,828 for the year ending September 30, 1998. The increase is due to the gain from the private sale of securities of Tensleep.com, Inc.

     The Company's operating expenses for the nine months are $241,925 and represents an increase of $35,947 over the operating expenses for the year ending September 30, 1999 and a decrease of $11,539 for the year ending September 30, 1998. The increase in 1999 is due to additional outside services paid for by the Company.

     The Company's net income for the six months are $364,310 (Net Income Per Share of $0.11)_and represents an increase of $432,883 over the net loss for the year ending September 30, 1999 (1999 Net Loss Per Share of $0.02)and an increase of $676,596 for the year ending September 30, 1998 (1998 Net Loss Per Share of $0.09). The increase is due to the gain from the private sale of securities of Tensleep.com, Inc.

     The Company may experience significant fluctuations in its results of operations in the future. Such fluctuations may result in volatility in the price and/or value of the Company's common stock if an market develops. Results of operations may fluctuate as a result of a variety of factors, including the appreciation or lack thereof in the Company's interest in strategic relationships entered into by the Company and the revenues generated by the sale of electronic products licensed by the Company.

     Accordingly, the Company believes that period to period comparisons of results of operations should not be relied upon as an indication of future results of operations. There can be no assurance that the Company will continue to be profitable. It is likely that in one or more future periods the Company's operating results will be below expectations.

Liquidity and Capital Resources

     The Company had a working capital surplus of $447,803 and stockholders' equity of $812,503 at June 30, 2000. The Company believes that this working capital surplus will be sufficient to conduct the Company's operations for the next 12 months.

Plan of Operation.

     China Net has described its plan of operation for the next 12 months in
Item 1, Description of Business and incorporates the same herein.

     China Net believes that its cash is sufficient to meet its cash requirements for the next 12 months. The Company will not perform any product research and development during the term of this plan. Nor does the Company expect to purchase or sale plant and significant equipment or expect significant changes in the number of employees.

ITEM 3.  DESCRIPTION OF PROPERTY.

     China Net's executive offices are located at 2201 N. Lamar Boulevard, Suite 205, Austin, Texas 78705. These offices consist of 1,000 square feet of office space. These offices are rented on a month per month basis with the rent paid by an affiliate.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Company, as of June 30, 1999, had 8,894,234 shares of its Common stock issued and outstanding with 250,000 options granted. The following schedule tabulates holders of Common Stock of the Company by each person who holds or record or is known by Management of the Company to own beneficially more than five percent (5%) of the Common Stock outstanding, and, in addition, by all Officers and Directors of the Company Individually, and as a group. The Shareholders listed below have sole voting and investment power.

                        OWNERSHIP MORE THAN 5%

Class of Securities        Name           Number of           Percent of
                                           Shares            Outstanding

Common Stock         Tensleep.com, Inc.   2,818,336             31%
2201 N. Lamar
Austin, TX

    Total                                 2,818,336             31%

                              MANAGEMENT
Class of Securities        Name           Number of           Percent of
                                           Shares            Outstanding

Common Stock         Ronald S. Tucker      1,663,986(1)           18%
79860 Tangelo
La Quinta, CA

Common Stock         James Y. Wang         3,100,000(2)           34%
400 Mary Lane
Maplewood, MN

Common Stock         Jay C.T. Jai             50,000(3)             .6%
1326 W. Winton Ave
Hayward, CA

All Directors & Officers as a
Group                                      4,813,986              52.6%

(1) 1,487,000 shares are owned by Ronald S. Tucker and his wife as Joint Tenants, 76,986 shares are held by R Tucker & Associates, Inc., in which Ronald S. Tucker is an officer, director and major shareholder, and 100,000 are in the form of options.

(2) James Y. Wang and his wife Lei Li each hold 1,500,000 shares in their individual names, and James Y. Wang has 100,000 options.

(3)  This represents 50,000 options.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors.

     The following persons listed below have been retained to provide services as director until the qualification and election of his successor. All holders of common stock will have the right to vote for Directors of China Net. The board of directors has primary responsibility for adopting and reviewing implementation of the business plan of China Net, supervising the development business plan, review of the officers' performance of specific business functions. The board is responsible for monitoring management, and from time to
time, to revise the strategic and operational plans of China Net.    Directors
receive no cash compensation or fees for their services rendered in such capacity.

     The following are the Officers, Directors, and Key Management of the Company.

Name                                   Position

Ronald S. Tucker              Director and Chief Executive Officer and Chief
                              Financial Officer

James Y. Wang                 Director and President and Chief Operating
                              Officer

Jay C.T. Jai                  Director

     Ronald S. Tucker, 61, Chief Executive Officer and Chief Financial Officer and Director is the founder of the Company. In 1997, Mr. Tucker founded Tensleep.com, Inc. (OTC BB:TENS) and is now its President. Since 1990. to present, Mr. Tucker was the founder and President and director of R Tucker & Associates, Inc., a financial consulting firm. Mr. Tucker has been owner and manager of several business ventures and has been engaged in the private practice of law. Mr. Tucker is a graduate of the University of California at Los Angeles where he received a Bachelor of Science while majoring in finance and accounting. Mr. Tucker is also a graduate of the Loyola University School of Law. Mr. Tucker is a member of the California and Texas Bar Associations.

     James Y. Wang, age 39, is the President, Chief Operating Officer and director of the Company. Mr. Wang from 1994 to 1999 was the President of International Trading System Company. In addition from 1998 to present Mr. Wang is the President Master Financial Group which is the publisher of analystgroup.com a financial Internet newsletter. Between 1994 and 1999 Mr. Wang was a research scientist and Assistant Professor, Lab Director at the University of Minnesota School of Medicine. Mr. Wang received a Bachelor of Science degree from the University of Science and Technology in Hefei, China in 1985, a Master of Science Degree from the Shanghai Second Medical Immunology University, Shanghai, China in 1988, and his Ph.D. degree from the University of Arizona in 1994.

      Jay C.T. Jai, age 65, is a director of the Company. Mr. Jai since 1994 to present is the President and Chief Operating Officer of CTJ Corporation an international trading and offshore manufacturing company. Mr. Jai has a Bachelor and Master of Science degree from Utah State University (1967 and 1969, respectively) and a Master of Business Administration from the University of Phoenix (1972).

     Each director serves for a term of one year and is subject to reelection at the annual meeting of shareholders.

ITEM 6. EXECUTIVE COMPENSATION.

     The Company's officers and directors, during this time, to conserve capital, have agreed to work for no compensation but reimbursement of business expenses, out of pocket costs and consulting fees as cash is available. At a time the Board determines is appropriate, the Company will enter employment agreements with the officers and establish compensation for the directors. The Company, at its year end, authorized the accrual of a consulting fee of $120,000 for services provided by R Tucker & Associates for the year ending September 30, 1999. These fees were paid during the current year.

     The following table reflects the Executive Compensation for the year ending September 30, 1999:

SUMMARY COMPENSATION TABLE

     Name and                      Other Annual
     Principal Position            Compensation

     Ronald S. Tucker, CEO              $143,550(1)

(1) Represents consulting fees to R Tucker & Associates, Inc. for services performed by Ronald S. Tucker.

              QUALIFIED AND NON QUALIFIED STOCK OPTIONS

The board of directors and shareholders for the Company have adopted a Qualified and Non Qualified Stock Option Plan pursuant to Sections 421-424 of the Internal Revenue Code. The Plan authorizes the granting of up to 500,000 and 800,000 options to purchase Company common stock under the Qualified and Non Qualified Plan, respectively. The Plan is administered by the Board of Directors or by a committee appointed by the Board. As of the date of this document Non Qualified Options exercisable within five years have been granted as follows:

     Ronald S. Tucker              100,000 @ $0.50 per share
     James Y. Wang            100,000 @ $0.50 per share
      Jay C.T. Jai                   50,000 @ $0.50 per share

EMPLOYMENT AGREEMENTS

     The Company at this time has not entered an employment agreement with any of the officers or directors. The management does not believe that an agreement will be entered until after September 2000.

SALES COMMISSIONS

     The Company does not anticipate that there will be any sales commissions.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On June 30, 1998 the Company pursuant to Regulation D, Rule 504 issued 80,000 shares of its common stock to Tensleep.com, Inc. in exchange for 1,000,000 investment units valued at $200,000. Each investment unit consisted of one share of common stock and one warrant to purchase one share of commons stock.

     On March 31, 2000 the Company pursuant to Section 4(2) of the Act issued 500,000 shares of its common stock to Tensleep.com, Inc. in exchange for outside services paid for by Tensleep valued at $206,667 and 100,000 shares of Tensleep.com, Inc.'s common stock valued at $80,000.

     On April 22, 2000 the Company pursuant to Section 4(2) of the Act issued 2,000,000 shares of its common stock to Tensleep.com, Inc. in exchange for 400,000 shares of Tensleep's common stock valued at $1,000,000.

     On April 22, 2000 the Company pursuant to Section 4(2) of the Act issued 3,000,000 shares of its common stock to James Wang and his wife, Lei Li, in exchange for an 80% ownership interest in Shanghai 3W Information Technology Company, Ltd. valued at $1,500,000.

ITEM 8. LEGAL PROCEEDINGS

     The Company is not involved in any litigation incidental to its business or material to the business activities or financial performance of the Company.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

Market Information.

     There is no established public trading market for the Company's common stock. There are 200,000 options issued and outstanding. There are no shares that could be sold pursuant to Rule 144 under the Securities Act or under any agreement to register under the Securities Act for sale by security holders. The Company is not publicly offering equity securities and has no current intention to do so.

Holders.

     The Company has approximately 500 holders of record of its common stock.

Dividends.

     On January 15, 1998 the Board of Directors authorized a dividend to common stockholders in the form of 378,572 shares of common stock of Tensleep Technologies, Inc., whose stock is held for an investment. On March 31, 1998 stockholders of record holding 100 or more shares of the Company's common stock on March 15, 1998 received 1 share of Tensleep.com, Inc. common stock for 5 shares of the Company's stock held. Stockholders with less than 100 shares of the Company's common stock received $0.20 per share or fraction of a share for each 5 shares of the Company's common stock owned.

     On March 29, 2000 the Company's Board of Directors declared a stock dividend payable on or before April 30, 2000 to stockholders of record on March 31, 2000. Stockholders holding more than 25,000 shares of the Company's common stock will receive one additional share for each share owned by them on March 31, 2000. Shareholders owning at least 20 shares, but not more than 25,000 shares will receive $0.05 per share cash dividend. Shareholders owning 20 shares or less will receive nothing.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     Prior to July 1, 1997 the Company (1) pursuant to Regulation D, Rule 504 exchanged 1,360,000 shares of its common stock with R Tucker & Associates, Inc., for a license to its relational database management system software valued at $200,000, (2) pursuant to Regulation D, Rule 504 sold 58,600 shares to unaffiliated third party investors in the amount of $134,000, (3) pursuant to
Section 4(2) of the Securities Act of 1933, as amended (the "Act"), exchanged 140,000 shares for services provided by Ronald S. Tucker valued at $14,000, (4) pursuant to Rule 144 exchanged 110,000 shares with unaffiliated third party consultants for services valued at $110,000.

     On June 30, 1998 the Company pursuant to Regulation D, Rule 504 issued 80,000 shares of its common stock to Capital Technologies, Inc. in exchange for 500,000 shares of Capital Tech common stock and 1,000,000 warrants to purchase another 1,000,000 shares at $0.40 per share valued at $200,000.

     On June 30, 1998 the Company pursuant to Regulation D, Rule 504 issued 80,000 shares of its common stock to Tensleep.com, Inc. in exchange for 1,000,000 investment units valued at $200,000. Each investment unit consisted of one share of common stock and one warrant to purchase one share of commons stock.

     On March 31, 2000 the Company pursuant to Section 4(2) of the Act issued 500,000 shares of its common stock to Tensleep.com, Inc. in exchange for outside services paid for by Tensleep valued at $206,667 and 100,000 shares of Tensleep.com, Inc.'s common stock valued at $80,000.

     On April 22, 2000 the Company pursuant to Section 4(2) of the Act issued 2,000,000 shares of its common stock to Tensleep.com, Inc. in exchange for 400,000 shares of Tensleep's common stock valued at $1,000,000.

     On April 22, 2000 the Company pursuant to Section 4(2) of the Act issued 3,000,000 shares of its common stock to James Wang and his wife, Lei Li, in exchange for an 80% ownership interest in Shanghai 3W Information Technology Company, Ltd. valued at $1,500,000.

ITEM 11. DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company consists of 20,000,000 authorized shares of common stock, with no par value per share ("Common Stock"), and 10,000,000 shares of preferred stock, with no par value per share ("Preferred Stock").

Common Stock

     The holders of shares of Common Stock have no preemptive rights to maintain their respective percentage ownership in the Company. Nor do they have any other subscription rights for other securities of the Company. Shares of Common Stock are not redeemable or subject to further calls or assessments. All of the outstanding shares of Common Stock are fully paid and non assessable. The shares of Common Stock to be outstanding are fully paid and non assessable. The holders of shares of Common Stock are entitled to share pro rata in such dividends, if any, as may be declared by the Board of Directors of the Company out of funds legally available therefor. Subject to the prior rights of holders of shares of Preferred Stock, if any, upon liquidation, dissolution and winding up of the Company, holders of shares of Common Stock are entitled to share ratably in the net assets available for distributions to such holders. Holders of Common Stock are entitled to vote upon all matters submitted to a vote of the stockholders of the Company and will be entitled to one vote per share held, except in the election of directors where the holder will be entitled to one vote per share held times the number of directors to be elected. Generally, the vote of the majority of the shares represented at a meeting of the stockholders and entitled to vote is sufficient for actions that require a vote of the stockholders.

Preferred Stock

     The Board of Directors is authorized, without any further action by the shareholders, to issue Preferred Stock from time to time in such series, in such a number of shares and with such dividends, redemption, liquidation, voting, conversion, sinking fund and other rights as the Board will establish. The Company has no present intention, commitment or understanding to issue preferred securities of any type or kind.

     The Transfer Agent and Registrar for the Common Stock are the Executive Registrar & Transfer Agency, Inc., at 3118 West Thomas, Suite 707, Phoenix, AZ 85017. Its telephone number is (602) 415-1273.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Bylaws provide that the Company will indemnify its Directors and officers to the fullest extent permitted by law against certain losses that may be incurred concerning any proceeding that arises because such person is or was an agent of the Company. The Company believes that indemnification under the Bylaws covers at least negligence and gross negligence by an indemnified party, and permits the Company to advance litigation expenses for stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay those advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

     In addition, the Company's Articles of Incorporation provide that, pursuant to Colorado law, its Directors will not be liable to the Company or its stockholders for monetary damages for and act or omission in the Director's capacity as a Director. This provision does not eliminate or limit the liability of a Director to the extent the Director is found liable for a breach of the Director's duty to loyalty to the Company, for acts or omissions lacking good faith or involving intentional misconduct, or a knowing violation of the law, for actions leading to improper personal benefit to the Director and for an act or omission for which the liability of the Director is explicitly provided by applicable statute. The provision also does not affect a Director's responsibilities under any other law, such as federal securities laws or state and federal environmental laws.

ITEM 13.  FINANCIAL STATEMENTS.

     Attached as Exhibits.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(i) Financial Statements. *

     The following is a list of all financial statements filed as a part of this
Report:

     1.   Audited Balance Sheet - September 30, 1999 and 1998.

     2. Audited Statement of Operations for year ending September 30, 1999 and 1998.

          a. Audited Statement of Stockholders' Equity for the year ended September 30, 1999 and 1998.

          b. Audited Statement of Cash Flows for the year ended September 30, 1999 and 1998.

          c.   Notes to Financial Statements - September 30, 1999 and 1998.

     1.   Unaudited Balance Sheet - March 31, 2000.

     2. Unaudited Statement of Operations for period six months ending March 31, 2000.

          a. Unaudited Statement of Stockholders' Equity for the six months ended March 31, 2000.

          b. Unaudited Statement of Cash Flows for the six months ended March 31, 2000.

          c.   Notes to Financial Statements - March 31, 2000.

(b) Exhibits.

     Exhibit No.                              Description Method of Filing

     3. Charter and Bylaws
          3.1  Articles of Incorporation                    *
               3.1.1 Amended Articles for change of Name    *
               3.1.2 Amended Articles for change of Name         *
          3.2 Bylaws                                        *

     10. Material Contracts
          10.1 License Agreement with Tensleep.com, Inc.,        *
          10.2 Stock Option Plan                            *

     11. Statement re: Computation of Per Share Earnings         **

     27. Financial Data Schedule                            *

      99. Additional Exhibits
          99.1 Acquisition Agreement of Shanghai Company          *

     * Filed herewith.
     ** Contained in Financial Statements included herewith.

                              SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

China Net & Technologies, Inc.
(Registrant)

     Signature                     Title                    Date


/S/ Ronald S. Tucker        CEO and CFO, Director            July 13, 2000
Ronald S. Tucker


/S/ James Y Wang             President and COO, Director      July 13, 2000
James Y Wang


/S/ Jay C.T. Jai            Director                         July 13, 2000
Jay C.T. Jai



Auditor's Report
EX-(a)1.
                        BRABO, CARLSEN & CAHILL
                      Certified Public Accountants
               1111 E. Tahquitz Canyon Way, Suite 203,
                        Palm Springs, CA 92262
                  Ph: 760-320-0848   fax: 760-322-4626

                     INDEPENDENT AUDITORS' REPORT

The Board of Directors
Corporate Finance Company

We have audited the accompanying balance sheets of Corporate Finance Company (a Colorado Corporation), as of September 30, 1999 and 1998, and the related statements of operation, changes in stockholders equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to expresses an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards.
Those standards require that we plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tensleep Design, Inc. as of September 30, 1999 and 1998 and the results of its operation, changes in stockholders equity and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements and as discussed in Note 9, the Company incurred a net loss of $68,573 for the year ended September 30, 1999 and has incurred substantial losses in the past two years. In view of this, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the Company's success in its future operations and realization of its investments.

June 7, 2000.
Brabo, Carlsen & Cahill















                           CORPORATE FINANCE COMPANY

                               BALANCE SHEETS

                          SEPTEMBER 30, 1999 AND 1998

ASSETS
                                                         1999          1998
CURRENT ASSETS

   Cash                                              $       374    $    4,609
   Due from affiliated company (See note 1)               14,456        14,456
   Receivable from affiliated company (See note 10)      140,000             -
   Shareholder advances (See note 2)                      50,000        11,648
   Trading Securities (See note 3)                             -        58,738
                                                     -----------    ----------
        Total Current Assets                             204,901        89,451

PROPERTY AND EQUIPMENT

   Software (See note 11)                                      -       200,000
                                                     -----------    ----------
                                                               -       200,000
   Less accumulated depreciation and amortization              -       150,012
                                                     -----------    ----------
        Net Property and Equipment                             -        49,988
                                                     -----------    ----------

OTHER ASSETS

   Investment in Tensleep Technologies, Inc. at cost     124,200       124,286
   Investment in Capital Technology, Inc. at cost (S           -              -
   Organization expenses (net of accumulated amortize
      of $26,010 in 1999 and $17,340 in 1998)             17,340        26,010
                                                     -----------    ----------
        Total Other Assets                               141,626       150,296
                                                     -----------    ----------

TOTAL ASSETS                                         $   346,527    $  289,735
                                                     ===========    ==========
















                            CORPORATE FINANCE COMPANY

                                 BALANCE SHEETS

                           SEPTEMBER 30, 1999 AND 1998


LIABILITIES AND STOCKHOLDERS' EQUITY
                                                         1999          1998

CURRENT LIABILITIES
   Accrued consulting fees (See note 10)             $   185,000   $   55,000
   Due on margin account (See note 3)                          -        4,635
                                                     -----------   ----------

    Total Current Liabilities                            185,000       59,635
                                                     -----------   ----------

TOTAL LIABILITIES                                        185,000       59,635
                                                     -----------   ----------

STOCKHOLDERS' EQUITY
   Preferred stock, no stated value, 10,000,000                -            -
   shares a no shares issued and outstanding

   Common stock, $.01 stated value, 20,000,000            18,266       18,266
   shares authorized, 1,826,600 shares issued
   and outstanding at September 30, 1999 and 1998.

   Additional paid-in capital                            847,609      847,609

   Accumulated deficit                                  (704,348)    (635,775)
                                                     -----------   ----------

TOTAL STOCKHOLDERS' EQUITY                               161,527      230,100
                                                     -----------   ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $   346,527   $  289,735
                                                     ============  ==========









The accompanying notes are an integral part of these statements.









                        CORPORATE FINANCE COMPANY
                        STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998


                                                         1999          1998
REVENUES
   Consulting Fees (See note 10)                     $   140,000   $        -
   Interest and dividend Income                             1,091      12,846
   Realized gain (loss) from trading securities           (3,786)      22,572
   Unrealized gain (loss) from trading securities              -      ( 7,811)
   (See note 3)
   Other Income                                              100            -
                                                     -----------   ----------
                                                         137,405       27,607
                                                     -----------   ----------
EXPENSES
   Automobile expense                                        494        1,208
   Bank service charges                                      233          147
   Consulting expense (See note 10)                      143,550      145,479
   Depreciation and Amortization                          58,658       75,342
   Filing fees                                                45            -
   Insurance                                                  35            -
   Interest expense - margin account                         208        1,925
   Other expenses                                            364          750
   Outside services                                          535       23,035
   Postage & delivery                                         26          302
   Printing and reproduction                                   -          550
   Promotion                                                   -          110
   Rent                                                    1,300        2,900
   Repairs                                                     -          186
   Telephone                                                 330          485
   Travel & Entertainment                                    200          958
   Utilities                                                   -           87
                                                     -----------   ----------
                                                         205,978      253,464
                                                     -----------   ----------
INCOME (LOSS) FROM OPERATIONS                            (68,573)    (225,857)
                                                     -----------   ----------
OTHER INCOME (EXPENSE)
   Gain on appreciation of securities
      (See note 13)                                            -      113,571
   Loss on permanent decline in value of
      investment (See note 5)                                  -     (200,000)
                                                     -----------   ----------
                                                               -      (86,429)
                                                     -----------   ----------
NET LOSS                                                 (68,783)    (312,286)

ACCUMULATED DEFICIT - BEGINNING OF YEAR                 (635,775)    (323,489)
                                                     -----------   ----------
ACCUMULATED DEFICIT - END OF YEAR                    $  (704,348)  $ (635,775)
                                                     ===========   ==========

LOSS PER COMMON SHARE (SEE NOTE 12)                  $     (0.02)  $    (0.09)
                                                     ===========   ==========

The accompanying notes are an integral part of these statements.


                        CORPORATE FINANCE COMPANY

              STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

             FOR THE YEARS ENDED SEPTEMBER 30, 1999 and 1998



                                                                                Additional
                           See              Number of                 Common    paid-in     Accumulated
                           note  Date        shares    Consideration   stock    capital     Deficit      Total

Balance, October 1, 1997                    1,666,600                 $ 16,666 $ 441,334    $(134,175)   $ 323,825

Stock issued               7A    11/10/199     80,000    Non-cash          800   199,200            -      200,000

Stock issued               7B    11/10/199     80,000    Non-cash          800   199,200            -      200,000

Contributed Capital        10    12/08/1997                                        7,875            -        7,875

Property Dividend          13    01/15/1998                                                  (189,286)    (189,286)

Cash Dividend              13    01/15/1998                                                       (28)         (28)

Net Loss                                                                                     (312,286)    (312,286)
                                            ---------                 --------  ---------   ----------   ----------
Balances at
    September 30, 1998                      1,826,600                  18,266    847,009     (635,775)     230,100

Net loss                                            -                       -          -      (68,573)     (68,573)
                                            ---------                 -------   --------    ---------    ---------
Balance, September 30, 1999                 1,826,600                 $18,266   $847,609    $(704,348)   $ 161,527
                                            =========                 =======   ========    ==========   =========




The accompanying notes are an integral part of these statements.


                        CORPORATE FINANCE COMPANY

                         STATEMENTS OF CASH FLOWS

                       SEPTEMBER 30, 1999 AND 1998



                                                         1999          1998

CASH FLOW FROM OPERATING ACTIVITIES
   Net loss                                          $   (68,573)  $ (312,286

   Adjustments to reconcile net loss to net
            cash used in operations:
     Depreciation and amortization                        58,658       75,342
     Loss on permanent decline in value of
            investment                                         -      200,000
     Gain on appreciation of securities used
            for property dividend                              -    ( 113,571)
     (Increase) decrease in assets:
      Accounts receivable                               (140,000)           -
      Trading securities                                  58,738        9,381
     Increase (decrease) in liabilities:
      Accrued consulting fees                            130,000       55,000
      Due on margin account                               (4,635)      (5,794)
                                                     ------------  -----------
   Net cash used by operating activities                  34,188      (91,928)
                                                     ------------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES

   Advances to affiliate                                        -      (14,456)
                                                     -----------   -----------
   Net cash used by investing activities                       -      (14,456)
                                                     -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Shareholder loan (used to pay for
            consulting fees)                                   -       75,000
   Shareholders Advance                                  (38,450)     (12,000)
   Dividends Paid                                              -          (28)
                                                     ------------  -----------
   Net cash provided by financing activities             (38,450)      62,972
                                                     ------------  -----------
NET INCREASE (DECREASE) IN CASH                            (4,262)    (43,412)

CASH, beginning of period                                  4,609       48,021
                                                     -----------   ----------
CASH, end of year                                    $       347   $    4,609
                                                     ===========   ==========




The accompanying notes are an integral part of these statements.




                           CORPORATE FINANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS


                          SEPTEMBER 30, 1999 AND 1998



ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

     Corporate Finance Company (The Company) (A Colorado Corporation) is a specialty finance company and holding corporation, offering temporary management resources and financial assistance to development stage and start up companies in the technology or technology related sector. The Company was incorporated in June 1996 as NatureNu Corporation. In September 1996 the Board of Directors voted to change the Company's name from NatureNu Corporation to Corporate
Finance Company.    The Company's business strategy does not incorporate venture capital funding nor investing long term in venture capital type companies, but involves a program of project assistance for an agreed period. On completion of a project assistance program, the Company is entitled to recoup its financial investment or loans (if any) and to be paid management fees for its assistance. In certain instances, the Company may agree to acquire or to incorporate a target company as a investment of the Company, but the holding period for such companies is intended to be temporary, not indefinite.

Cash and Cash Equivalents

     For the purpose of financial statement reporting, the Company considers all highly liquid investments with maturity of 3 months or less to be cash equivalents.

Concentration of Credit Risk

     The Company maintains its operating cash account at a commercial bank in Dana Point, California. The account at the bank is guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000.

Property and Equipment, Depreciation and Amortization

     Property and equipment obtained in exchange for stock are carried at the fair market value of the equipment on the date of exchange. Property and equipment purchased by the Company is carried at cost as of the date of purchase.


     Depreciation and amortization are computed using the straight-line method over the assets' expected useful lives. The useful lives of property and equipment for purposes of computing depreciation and amortization are:

          Machinery & Equipment         3 years
          Software                 3 years
          Organization Expenses         5 years

     Repairs and maintenance are charged to operations when incurred. Costs of betterments, which materially extend the useful lives of the assets, are capitalized. Gains and losses from sales or disposition of assets are included in the statement of operation.

Trading Securities

     Trading securities consist of equity securities that are bought and held principally for the purpose of selling them in the near term and are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings.

Fair Value of Financial Instruments

     For the Company's financial instruments, the carrying value is considered to approximate the fair value. Cash and accounts payable are settled so close to the balance sheet date that fair value does not differ significantly from the stated amounts.

Adjustments

     In the opinion of management the data reflects all adjustments necessary for a fair statement of results for this period. All adjustments are of a normal and recurring nature.

NOTE 1: DUE FROM AFFILIATED COMPANY

     The Company has loaned funds to Tensleep Technologies, Inc., a related party, to cover certain operating expenses of the related company. The balance due on the loan is $14,456 as of September 30, 1999 and 1998 and is covered by a non-interest bearing demand note. As of the date of this audit report Tensleep Technologies, Inc has paid the balance due of $14,456 in full.

NOTE 2: SHAREHOLDER ADVANCE

     In connection with normal operations the shareholder advances funds to, and receives funds from the Company. The Company has shareholder advance receivables of $50,098 and $11,648 as of September 30, 1999 and 1998, respectively. The advances to and from the shareholder do not bear interest and also have no specific repayment terms.

NOTE 3: TRADING SECURITIES

     As of September 30, 1998 trading securities consist of securities that are bought and held principally for the purpose of selling them in the near term. Trading Securities are reported at fair value on the balance sheet. At September 30, 1998 unrealized losses in the amount of $7,811 have been included with revenues on the related statement of operations and a margin balance due on one of the Company's accounts in the amount of $4,635 has been reported on the
balance sheet as a current liability.   During the year ended September 30, 1999
the Company sold or transferred the remaining securities to the shareholders personal account, which had an impact of increasing shareholder advances, and closed one of the trading accounts. (Also, see Note 9)


NOTE 4: INVESTMENT IN TENSLEEP TECHNOLOGIES, INC.

     In 1997 the Company acquired 1 million investment units of Tensleep Technologies, Inc. ("Tensleep") common stock. Tensleep is an affiliate company.
Each investment unit is composed of one share of common stock and one warrant to purchase one share of common stock at a specified price (see note 7A). Shares acquired represent approximately an 18% ownership in Tensleep at the time of purchase. A major shareholder of the Company is also a major shareholder of
Tensleep.   Based on the 18% ownership interest in Tensleep, the Company has decided to account for the investment under the cost method. The shares were obtained in the cash-free exchange described in Note 6. The valuation of the shares obtained was an agreed-upon value as of the date of the exchange and will be carried on the books of the Company at cost.

     The Company declared a property dividend (see note 13) in January 1998 and distributed 378,572 shares of Tensleep common stock to its shareholders leaving the Company with 621,428 shares of Tensleep common stock representing approximately an 8% and 10% ownership in Tensleep as of September 30, 1999 and 1998 respectively.

NOTE 5: INVESTMENT IN CAPITAL TECHNOLOGIES, INC.

     In 1997 the Company acquired 500,000 shares of common stock and 1,000,000 warrants to purchase one share of common stock at 40 cents per share of Capital Technologies, Inc. ("Capital") common stock. Shares acquired represent approximately an 27% ownership in Capital. The Company's investment of 27% of the common stock of Capital is carried at cost because the Company does not exercise significant influence over its operating and financial activities. The shares were obtained in the cash-free exchange described in Note 6. The valuation of the shares obtained was an agreed-upon value as of the date of the exchange and will be carried on the books of the Company at cost as of September 30, 1998.

     During the year ended September 30, 1998 the Company exercised 228,328 warrants for $91,331 and sold the warrants to unrelated parties for $114,164. The gain in the amount of $22,833 has been included with realized gain from trading securities under revenues on the related statement of operations.

     During the year ended September 30, 1999 the 500,000 shares of common stock
in Capital became   worthless and were written off.  The loss in the amount of
$200,000 has been included with other income (expenses) on the related statement of operations.

NOTE 6: NON CASH TRANSACTIONS

     As explained in Note 4, the original investment of 1 million investment units of Tensleep Technologies, Inc. in 1997 was obtained in exchange for 80,000 shares of common stock. Each unit received is composed of one share of common stock and one warrant to purchase one share of common stock at a specified price (see note 7A).

     As explained in Note 5, the original investment of 500,000 shares of common stock and 1,000,000 warrants to purchase one share of common stock at a specified price (see note 7) of Capital Technologies, Inc. in 1997 was obtained in exchange for 80,000 shares of common stock.

NOTE 7:  CAPITAL FUNDING

     The Board of Directors authorized private offerings pursuant to Regulation S, Section 3(b) and/or 4(2) of the Securities Act of 1933, as amended, and/or Rule 504 of Regulation D promulgated thereunder. The Board of Directors authorized a public offering pursuant to Regulation A, an exemption under the Securities Act of 1933, as amended. These offerings can be composed of common stock and/or warrants. Such offerings could result in dilution to Company stockholders prior to each offering. Additionally, dilution could also result from the exercising of warrants, incentive stock options, and non-incentive stock options. Stock option plans are described in Note 8. The following summarizes the various stock and warrant transactions as reported in the accompanying Statement of Changes in Stockholders' equity (deficit):

Note A -incentive stock option plan. This plan grants options that can be exercised at a specified price. The Company has resolved that 250,000 shares of common stock be reserved for this plan. On June 28, 1996 the Company granted the options to purchase 120,000 shares at 50 cents per share (the same as the then current market price) to the majority and controlling shareholder. As of the date of this audit report no shares had been exercised.

NOTE 9: RISKS AND UNCERTAINTIES

A. Going Concern

     As discussed in the "Independent Auditors Report", the Company has incurred a net loss of $68,573 for the year ended September 30, 1999 and has incurred substantial net losses in the past two years. Realization of a major portion of the assets in the accompanying balance sheet is dependent upon the Company's success in its future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.

     The Company has commenced a plan of strict limits on and control over costs, expenses, compensation and capital expenditures. The Company believes it will receive sufficient capital from the exercise of warrants and the repayment of Notes from related and unrelated parties and the sale of an affiliate common stock, held by the Company, through a private placement.

B. Other Risks and Uncertainties

     The investments in the trading securities are held in two separate
brokerage accounts for the purpose of selling them in the near term.   As of
September 30, 1999 one account was closed and the remaining account consisted of $116 in cash. As of September 30, 1998, the account consists of 4,300 shares of
 Torch Energy Royalty Trust, listed on the New York Exchange, symbol "TRU", with a value of $5.94 per share, 1000 shares Karzco Realty Trust, listed on the New York Exchange, symbol "KRT", with a value of $16.687 per share, 1000 shares of Gasonics Intel Corp, listed on the NASDAQ , with a value of $3.54 per share, 9250 shares of Western Oil and Tire Distributors, listed on the New York Exchange, symbol "WOTD", with a value of $.437 per share, and 5,000 shares Amtech Systems, Inc. listed on the NASDAQ smallcap, with a value of $27/32 per share. The aggregate value of the account is $58,738 as of September 30, 1998.
A margin balance of $4,635 is due on one of the Company's brokerage accounts as of September 30, 1998.

     The investment in the trading securities account is subject to the hazards of trading equities on the open market. The account will experience growth and loss in varying amounts depending on the performance of the securities traded. All of the Company's $58,738 interest in the account is at risk and subject to loss.

NOTE 10: RELATED PARTY TRANSACTIONS

     The receivable as of September 30, 1999 in the amount of $140,000 is due from Tensleep Technologies, Inc., for consulting services performed by Ronald S. Tucker, the president of the Company. This amount is also reported with consulting fees in the accompanying statement of operations.

     A director of the Company is also a director and major shareholder of Tensleep Technologies, Inc. and R Tucker & Associates. Transactions between the Company and these entities above have been described in Notes 1, 4, 11 and 13.

     In November 1997 the Company issued 80,000 shares of its common stock to a related party in exchange for 1,000,000 investment units (See Note 4).

     In December 1997 the Company received as a contribution of additional paid in capital 125,000 shares of Knightsbridge common stock from R. Tucker & Associates, Inc. The common stock has been recorded at its fair market value of $7,875, and additional paid in capital has been increased by a corresponding amount. The Company transferred the Knightsbridge common stock to one of its brokerage accounts with the intention of selling the stock.

     The accrued consulting fee as of September 30, 1999 and 1998 is payable to Ron Tucker and R. Tucker & Associates, Inc., for consulting services rendered to
the Company.   During the year ended September 30, 1998  a $75,000 shareholder receivable from Ron Tucker was used to reduce accrued consulting fees.

NOTE 11: PURCHASE OF SOFTWARE

     On June 1, 1996, the Company acquired a nonexclusive license agreement, which had an agreed upon value of $200,000 at that time, for the source code of InFoCen from TextBase Imaging Corp., a related party, now known as R. Tucker and Associates, Inc. which had an agreed upon value of $200,000 at that time. The terms of the agreement provided that the Company receive the license agreement in exchange for 1,360,000 shares of the Company's common stock. The license was capitalized and amortized over its expected useful life of three years. At September 30, 1999 after the license was fully amortized the license was removed from the Company's books and records because it was considered obsolete.

NOTE 12: EARNINGS (LOSS) PER SHARE

     As of September 30, 1999 and 1998 The Company had 1,826,600 common shares outstanding, and no preferred shares outstanding. The earnings (loss) per share amount is based on the weighted average number of shares actually outstanding plus the number of shares to be issued in connection with a stock dividend declared March 31, 2000. The number of shares used in the computation for September 30, 1999 and 1998 was 3,394,734 and 3,381,401 shares respectively.

NOTE 13: DIVIDENDS

     On January 15, 1998 the Board of Directors authorized a dividend to common stockholders in the form of 378,572 shares of common stock of Tensleep Technologies, Inc., whose stock is held as an investment. On March 31, 1998 stockholders of record holding 100 or more shares of the Company's common stock on March 15, 1998 received 1 share of Tensleep Technologies, Inc. common share for each 5 shares of the Company's stock held. Stockholders with less than 100 shares of the Company's common stock received $.20 per share or fraction of a share for each 5 shares of the Company's common stock owned. Retained earnings has been charged in the amount of $189,286, which represents the aggregate market value of Tensleep Technologies, Inc. shares issued. A gain of $113,571, which represents the excess of the aggregate market value of Tensleep Technologies, Inc. shares issued over the aggregate cost of those shares carried as an investment, under other assets on the accompanying balance sheets, has been included with other income (expense) in the statements of operations. Retained earnings has also been charged $28, which represents the cash dividend paid out for stockholders holding less than 100 shares.

NOTE 14: NAME CHANGE

     After the year-end in March 2000 the Board of Directors voted to change the Company's name from Corporate Finance Company to China Net and Technology, Inc. The purpose of changing the name was to reflect the 80% equity interest acquired in Shanghai Yazheng Information Technology Company, Ltd. (SYITC) (See note
15).
The Company acquired this 80% equity interest in SYITC to establish its ability to acquire interests in or to engage in joint ventures with Chinese Companies.

NOTE 15: INCOME TAXES

     For tax purposes, the Company had available, at September 30, 1999 and 1998, net operating loss ("NOL") carry forwards for income tax purposes of approximately 704,348 and 635,775 respectively, which will expire in various years from 2016 - 2019. A valuation allowance was provided in full against the net deferred tax assets resulting from the losses because the utilization of the NOL is dependent on future taxable profits.

NOTE 16: SUBSEQUENT EVENTS

     The following equity transactions have taken place subsequent to September 30, 1999 and through the date of the audit report.


                                                                      Additional
                See              Number of                  Common     paid-in
                note   Date        shares    Consideration   stock     capital          Total
Stock Issued    15A  03/31/2000     500,000   Non-cash         5,000      281,667         286,667

Stock Dividend  15B  03/31/2000   1,568,134   Non-cash        15,681            -          15,681

Stock Issued    15C  04/22/2000   2,000,000   Non-cash        20,000      980,000       1,000,000

Stock Issued    15D  04/22/2000   3,000,000   Non-cash        30,000    1,470,000       1,500,000
                                  ---------                   ------   ----------     -----------
                                  7,068,134                  $70,681   $2,731,667     $ 2,802,348



  A 500,000 shares of common stock were issued and reported in the amount of $286,667 in exchange for outside services valued at $206,667 and 100,000 shares of common stock in Tensleep Technology, Inc. valued at $80,000 or $0.80 per share, the exercise price on the warrants used to issue the 100,000 shares of common stock in Tensleep Technology, Inc.



  B On March 29,2000, the Board of Directors declared a stock dividend payable on or before April 30, 2000 to stockholders on record on March 31, 2000.
      Stockholders holding more than 25,000 shares of the Company's common stock will receive one additional share for each share owned by them on March 31, 2000. Stockholders holding more than 25,000 shares of the Company's common stock will receive one additional share for each share owned by them on March 31, 2000. Shareholders owning at least 20 shares, but not more than 25,000 shares will receive $0.05 per share cash dividend. Shareholders with less than 20 shares will receive nothing.
     Per share amounts in the accompanying financial statements have been adjusted for the split.

  C 2,000,000 shares of common stock were issued and reported in the amount of $1,000,000 in exchange for 400,000 shares of common stock in Tensleep Technology, Inc. The valuation of the shares obtained was an agreed-upon value as of the date of the exchange.

  D 3,000,000 shares of common stock were issued and reported in the amount of $1,500,000 in exchange for a 80% equity interest in Shanghai 3 W Information Technology Company, Ltd., a Chinese limited partnership. The valuation of the shares obtained was an agreed upon value as of the date of exchange.


     Had the above additional stock issuance taken place on September 30, 1999, loss per common share would have changed





                       CORPORATE FINANCE COMPANY

                          Balance Sheet As Of
                             March 31, 2000
                              (unaudited)

                                 ASSETS

     Current assets:

          Cash                                            $    732,803
          Other Current Assets (See note 1)                     71,609
                                                          ------------
               Total Current Assets                            804,412

     Other Assets:

          Deposits                                              35,000
          Investment in Tensleep at cost (See note 2)           15,086
          Investment in Hi - Tech Ventures, Ltd.                30,000
          License, Technology                                  200,000
          Organizational Expenses, Net                          13,005
                                                          ------------
               Total Other Assets                              293,091
                                                          ------------
                    Total Assets                          $  1,097,503
                                                          ============

                  LIABILITIES AND STOCKHOLDERS' EQUITY

     Liabilities:

     Other Current Liabilities:

          License Fee Payable                             $    100,000
          Accrued Consulting Fees (See note 10)                185,000
                                                          ------------
               Total Other Liabilities                         285,000

     Stockholders' Equity:

          Preferred stock, no stated value, 10,000,000
               shares authorized, no shares issued and
               outstanding                                     -0-
          Common stock, $0.01 stated value, 20,000,000
               shares authorized, 389,4734 shares
               issued and outstanding                           38,947
          Additional paid-in capital                         1,113,595
          Retained earnings                               (    704,349)
          Net Income For Period                                364,310
                                                          -------------
               Total Stockholders Equity                       812,503
                                                          ------------
               Total Liabilities & Stockholders' Equity   $  1,097,503
                                                          ============




The accompanying notes are an integral part of these statements.

                      CORPORATE FINANCE COMPANY

                        Statement of Operations
                   October 1, 1998 to March 31, 1999
                              (unaudited)





     Revenues
        Consulting Fees                                $       45,824
        Interest Income                                         2,565
        Realized Gain from Trading Securities                 557,846
                                                       --------------
          Net Operating Income                                606,235

     Operating Expenses:

          Operating Expenses                                  241,925
                                                       --------------
          Net Operating Income                         $      364,310
                                                       --------------
     Income Taxes                                                -0-
                                                       --------------
     Net Income After Taxes                                   364,310
                                                       --------------

     Accumulated Deficit - Beginning of Year                 (704,348)
                                                       --------------

     Accumulated Deficit - End of Period               $      340,038
                                                       ==============
     Earnings Per Common Share (Note 14)               $         0.09
                                                       ==============




The accompanying notes are an integral part of these statements.

                     CORPORATE FINANCE COMPANY

                  Statement of Stockholders' Equity
                  October 1, 1999 to March 31, 2000
                             (unaudited)




                                                                              Additional
                           See              Number of                 Common   paid-in    Accumulated
                           note  Date        shares    Consideration   stock   capital    Deficit      Total

Balance, October 1, 1999                    1,826,600                 $18,266  $847,609   $(704,348)  $ 161,527

Stock Issued                7A  03/31/2000    500,000   Non-cash        5,000   281,667            -    286,667

Stock Dividend             15B  03/31/2000  1,568,134   Non-cash       15,681   (15,681)           -          -

Net Profit                                                                                   364,310    364,310
                                            =========                 =======  =========  ==========  =========
Balance, September 30, 2000                 3,894,734                 $38,947  $1,113,595 $  340,036  $ 812,504
                                            =========                 =======  ========== ==========  =========



The accompanying notes are an integral part of these statements.


                      CORPORATE FINANCE COMPANY

                       Statement of Cash Flows
                         For the Six Months
                  October 1, 1999 to March 31, 2000
                             (Unaudited)


                                                         2000

CASH FLOW FROM OPERATING ACTIVITIES
   Net Profit                                        $   364,310

   Adjustments to reconcile net loss to net
            cash used in operations:
     Depreciation and amortization                         4,335
    (Increase) decrease in assets:
        Accounts receivable                              129,800
        Investment in Tensleep                           109,200
        Technology License                              (200,000)
        Deposits                                         (35,000)
     Increase (decrease) in liabilities:
      Accrued License Fee                                100,000
                                                     ------------
   Net cash used by operating activities                 472,645
                                                     ------------
CASH FLOWS FROM INVESTING ACTIVITIES

   Investment In Tensleep                               ( 30,000)
                                                     -----------
   Net cash used by investing activities                ( 30,000)
                                                     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Shareholder loan (paid off)                            14,456
   Shareholders Advance                                  (11,312)
   Shares issued for services                            286,667
                                                     ------------
   Net cash provided by financing activities             289,811
                                                     ------------
NET INCREASE (DECREASE) IN CASH                          732,456

CASH, beginning of period                                    347
                                                     -----------
CASH, end of year                                    $   732,803
                                                     ===========

The accompanying notes are an integral part of these statements.









                           CORPORATE FINANCE COMPANY

                        NOTES TO FINANCIAL STATEMENTS


   March 31, 1998


      (Unaudited)

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

     Corporate Finance Company (The Company) (A Colorado Corporation) is a specialty finance company and holding corporation, offering temporary management resources and financial assistance to development stage and start up companies in the technology or technology related sector. The Company was incorporated in June 1996 as NatureNu Corporation. In September 1996 the Board of Directors voted to change the Company's name from NatureNu
Corporation to Corporate Finance Company.    The Company's business strategy
does not incorporate venture capital funding nor investing long term in venture capital type companies, but involves a program of project assistance for an agreed period. On completion of a project assistance program, the Company is entitled to recoup its financial investment or loans (if any) and to be paid management fees for its assistance. In certain instances, the Company may agree to acquire or to incorporate a target company as a investment of the Company, but the holding period for such companies is intended to be temporary, not indefinite.

Cash and Cash Equivalents

     For the purpose of financial statement reporting, the Company considers all highly liquid investments with maturity of 3 months or less to be cash equivalents.

Concentration of Credit Risk

     The Company maintains its operating cash account at a commercial bank in Dana Point, California. The account at the bank is guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000.

Property and Equipment, Depreciation and Amortization

     Property and equipment obtained in exchange for stock are carried at the fair market value of the equipment on the date of exchange. Property and equipment purchased by the Company is carried at cost as of the date of purchase.

     Depreciation and amortization are computed using the straight-line method over the assets' expected useful lives. The useful lives of property and equipment for purposes of computing depreciation and amortization are:

          Machinery & Equipment         3 years
          Software                 3 years
          Organization Expenses         5 years

     Repairs and maintenance are charged to operations when incurred. Costs of betterments, which materially extend the useful lives of the assets, are capitalized. Gains and losses from sales or disposition of assets are included in the statement of operation.

Trading Securities

     Trading securities consist of equity securities that are bought and held principally for the purpose of selling them in the near term and are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings.

Fair Value of Financial Instruments

     For the Company's financial instruments, the carrying value is considered to approximate the fair value. Cash and accounts payable are settled so close to the balance sheet date that fair value does not differ significantly from the stated amounts.

Adjustments

     In the opinion of management the data reflects all adjustments necessary for a fair statement of results for this period. All adjustments are of a normal and recurring nature.

NOTE 1: SHAREHOLDER ADVANCES

     In connection with normal operations the shareholder advances funds to, and receives funds from the Company. The Company has shareholder advance receivables of $61,409 as of March 31, 2000. The advances to and from the shareholder do not bear interest and also have no specific repayment terms.

NOTE 2: INVESTMENT IN TENSLEEP TECHNOLOGIES, INC.

     In 1997 the Company acquired 1 million investment units of Tensleep Technologies, Inc. ("Tensleep") common stock. Tensleep is an affiliate company.
Each investment unit is composed of one share of common stock and one warrant to purchase one share of common stock at a specified price (see note 4A). Shares acquired represent approximately an 18% ownership in Tensleep at the time of purchase. A major shareholder of the Company is also a major
shareholder of Tensleep.   Based on the 18% ownership interest in Tensleep, the
Company has decided to account for the investment under the cost method. The shares were obtained in the cash-free exchange described in Note 3. The valuation of the shares obtained was an agreed-upon value as of the date of the exchange and will be carried on the books of the Company at cost.

     The Company declared a property dividend (see note 10) in January 1998 and distributed 378,572 shares of Tensleep common stock to its shareholders leaving the Company with 621,428 shares of Tensleep common stock representing approximately an 8% and 10% ownership in Tensleep as of September 30, 1999 and 1998 respectively.

NOTE 3: NON CASH TRANSACTIONS

     As explained in Note 2, the original investment of 1 million investment units of Tensleep Technologies, Inc. in 1997 was obtained in exchange for 80,000 shares of common stock. Each unit received is composed of one share of common stock and one warrant to purchase one share of common stock at a specified price (see note 4A).

NOTE 4:  CAPITAL FUNDING

     The Board of Directors authorized private offerings pursuant to Regulation S, Section 3(b) and/or 4(2) of the Securities Act of 1933, as amended, and/or Rule 504 of Regulation D promulgated thereunder. The Board of Directors authorized a public offering pursuant to Regulation A, an exemption under the Securities Act of 1933, as amended. These offerings can be composed of common stock and/or warrants. Such offerings could result in dilution to Company stockholders prior to each offering. Additionally, dilution could also result from the exercising of warrants, incentive stock options, and non-incentive stock options. Stock option plans are described in Note 8. The following summarizes the various stock and warrant transactions as reported in the accompanying Statement of Changes in Stockholders' equity (deficit):

Note A -incentive stock option plan. This plan grants options that can be exercised at a specified price. The Company has resolved that 250,000 shares of common stock be reserved for this plan. On June 28, 1996 the Company granted the options to purchase 120,000 shares at 50 cents per share (the same as the then current market price) to the majority and controlling shareholder. As of the date of this audit report no shares had been exercised.

NOTE 6: RISKS AND UNCERTAINTIES

A. Going Concern

     As discussed in the "Independent Auditors Report", the Company has incurred a net loss of $68,573 for the year ended September 30, 1999 and has incurred substantial net losses in the past two years. Realization of a major portion of the assets in the accompanying balance sheet is dependent upon the Company's success in its future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.

     The Company has commenced a plan of strict limits on and control over costs, expenses, compensation and capital expenditures. The Company believes it will receive sufficient capital from the exercise of warrants and the repayment of Notes from related and unrelated parties and the sale of an affiliate common stock, held by the Company, through a private placement.

B. Other Risks and Uncertainties

     The investment in the trading securities account is subject to the hazards of trading equities on the open market. The account will experience growth and loss in varying amounts depending on the performance of the securities traded. All of the Company's $58,738 interest in the account is at risk and subject to loss.

NOTE 7: RELATED PARTY TRANSACTIONS

     The receivable as of September 30, 1999 in the amount of $140,000 is due from Tensleep Technologies, Inc., for consulting services performed by Ronald
S. Tucker, the president of the Company. This amount is also reported with consulting fees in the accompanying statement of operations.

     A director of the Company is also a director and major shareholder of Tensleep Technologies, Inc. and R Tucker & Associates. Transactions between the Company and these entities above have been described in Notes 1, 4, 11 and 13.

     In November 1997 the Company issued 80,000 shares of its common stock to a related party in exchange for 1,000,000 investment units (See Note 2).

     In December 1997 the Company received as a contribution of additional paid in capital 125,000 shares of Knightsbridge common stock from R. Tucker & Associates, Inc. The common stock has been recorded at its fair market value of $7,875, and additional paid in capital has been increased by a corresponding amount. The Company transferred the Knightsbridge common stock to one of its brokerage accounts with the intention of selling the stock.

     The accrued consulting fee as of September 30, 1999 and 1998 is payable to Ron Tucker and R. Tucker & Associates, Inc., for consulting services
rendered to the Company.   During the year ended September 30, 1998  a $75,000
shareholder receivable from Ron Tucker was used to reduce accrued consulting fees.

NOTE 8: PURCHASE OF SOFTWARE

     On June 1, 1996, the Company acquired a nonexclusive license agreement, which had an agreed upon value of $200,000 at that time, for the source code of InFoCen from TextBase Imaging Corp., a related party, now known as R. Tucker and Associates, Inc. which had an agreed upon value of $200,000 at that time. The terms of the agreement provided that the Company receive the license agreement in exchange for 1,360,000 shares of the Company's common stock. The license was capitalized and amortized over its expected useful life of three years. At September 30, 1999 after the license was fully amortized the license was removed from the Company's books and records because it was considered obsolete.

NOTE 9: EARNINGS (LOSS) PER SHARE

     As of September 30, 1999 the Company had 1,826,600 common shares outstanding, and no preferred shares outstanding. The earnings (loss) per share amount is based on the weighted average number of shares actually outstanding plus the number of shares to be issued in connection with a stock dividend declared March 31, 2000. The number of shares used in the computation for March 31, 2000 was 3,394,734 and 3,381,401 shares respectively.

NOTE 10: DIVIDENDS

     On January 15, 1998 the Board of Directors authorized a dividend to common stockholders in the form of 378,572 shares of common stock of Tensleep Technologies, Inc., whose stock is held as an investment. On March 31, 1998 stockholders of record holding 100 or more shares of the Company's common stock on March 15, 1998 received 1 share of Tensleep Technologies, Inc. common share for each 5 shares of the Company's stock held. Stockholders with less than 100 shares of the Company's common stock received $.20 per share or fraction of a share for each 5 shares of the Company's common stock owned. Retained earnings has been charged in the amount of $189,286, which represents the aggregate market value of Tensleep Technologies, Inc. shares issued. A gain of $113,571, which represents the excess of the aggregate market value of Tensleep Technologies, Inc. shares issued over the aggregate cost of those shares carried as an investment, under other assets on the accompanying balance sheets, has been included with other income (expense) in the statements of operations. Retained earnings has also been charged $28, which represents the cash dividend paid out for stockholders holding less than 100 shares.

NOTE 11: NAME CHANGE

     After the year-end in March 2000 the Board of Directors voted to change the Company's name from Corporate Finance Company to China Net and Technology, Inc. The purpose of changing the name was to reflect the 80% equity interest acquired in Shanghai Yazheng Information Technology Company, Ltd. (SYITC) (See note 15). The Company acquired this 80% equity interest in SYITC to establish its ability to acquire interests in or to engage in joint ventures with Chinese Companies.

NOTE 12: INCOME TAXES

     For tax purposes, the Company had available, at September 30, 1999 and 1998, net operating loss ("NOL") carry forwards for income tax purposes of approximately 704,348 and 635,775 respectively, which will expire in various years from 2016 - 2019. A valuation allowance was provided in full against the net deferred tax assets resulting from the losses because the utilization of the NOL is dependent on future taxable profits.

NOTE 13: SUBSEQUENT EVENTS

     The following equity transactions have taken place subsequent to September 30, 1999 and through the date of the audit report.


                                                                      Additional
                See              Number of                  Common     paid-in
                note   Date        shares    Consideration   stock     capital       Total
Stock Issued    15A  04/22/2000   2,000,000   Non-cash      20,000       980,000       1,000,000

Stock Issued    15B  04/22/2000   3,000,000   Non-cash      30,000     1,470,000       1,500,000
                                  ---------                 ------    ----------     -----------
                                  5,000,000                $50,000    $2,450,000     $ 2,500,000



  A 2,000,000 shares of common stock were issued and reported in the amount of $1,000,000 in exchange for 400,000 shares of common stock in Tensleep Technology, Inc. The valuation of the shares obtained was an agreed-upon value as of the date of the exchange.

  B 3,000,000 shares of common stock were issued and reported in the amount of $1,500,000 in exchange for a 80% equity interest in Shanghai 3 W Information Technology Company, Ltd., a Chinese limited partnership. The valuation of the shares obtained was an agreed upon value as of the date of exchange.


     Had the above additional stock issuance taken place on September 30, 1999, profit per common share would have changed